Exhibit 99.1

Jianpu Technology Inc. Reports First Half Year 2026 Unaudited Financial Results

Beijing, September 2, 2026 /PRNewswire/ -- Jianpu Technology Inc. (“Jianpu,” or the “Company”) (OTCQB: AIJTY), a leading open financial technology platform in China, today announced its unaudited financial results for the first half year ended June 30, 2026.

First Half Year 2026 Financial Results

Total revenues decreased by 49.6% to RMB280.9 million (US$41.4 million) in the first half of 2026 from RMB557.6 million in the same period of 2025.

Revenues from recommendation services decreased by 44.7% to RMB244.8 million (US$36.1 million) in the first half of 2026 from RMB442.4 million in the same period of 2025. The decrease was primarily due to the decrease in revenues from recommendation services for loans amid lower application volumes, and the decrease in revenues from recommendation services for credit cards following the board-approved wind-down of the business in April 2025.

Revenues from digital intelligence as a service decreased by 70.2% to RMB15.4 million (US$2.3 million) in the first half of 2026 from RMB51.6 million in the same period of 2025, primarily due to a contracted customer base.

Revenues from marketing and other services decreased by 67.5% to RMB20.7 million (US$3.0 million) in the first half of 2026 from RMB63.7 million in the same period of 2025, primarily due to the board-approved wind-down of certain non-core business activities, which was initiated in April 2025.

Cost of promotion and acquisition decreased by 57.8% to RMB142.9 million (US$21.1 million) in the first half of 2026 from RMB338.5 million in the same period of 2025. This decrease was largely driven by the decreased revenues from our loan recommendation services.

Cost of operation decreased by 58.9% to RMB16.3 million (US$2.4 million) in the first half of 2026 from RMB39.7 million in the same period of 2025. The decrease was primarily attributable to the decrease in data acquisition costs, which was in line with the decrease in revenue.

Sales and marketing expenses decreased by 24.1% to RMB48.7 million (US$7.2 million) in the first half of 2026 from RMB64.2 million in the same period of 2025, primarily attributable to lower payroll expenses, and reduced expenditures related to customer services.

Research and development expenses decreased by 6.6% to RMB33.7 million (US$5.0 million) in the first half of 2026, from RMB36.4 million in the same period of 2025, primarily attributable to lower payroll expenses.

General and administrative expenses decreased by 40.3% to RMB31.0 million (US$4.6 million) in the first half of 2026 from RMB51.9 million in the same period of 2025. The decrease was primarily due to the decreases in payroll expenses, professional fees and allowance for credit losses.

Income from operations decreased by 69.1% to RMB8.3 million (US$1.2 million) in the first half of 2026 from RMB26.9 million in the same period of 2025. Operating income margin was 3.0% in the first half of 2026, compared with 4.8% in the same period of 2025. The decrease was due to lower application volumes, and the decrease in revenues from recommendation services for credit cards following the board-approved wind-down of the business in April 2025.

Fair value changes of crypto assets was an unrealized loss of RMB8.2 million (US$1.2 million) in the first half of 2026, reflecting a decrease in fair value changes of crypto assets since January 1, 2026.

Others, net was a net income of RMB0.9 million (US$0.13 million) in the first half of 2026, compared with a net income of RMB0.7 million in the same period of 2025.

Net income was RMB2.4 million (US$0.4 million) in the first half of 2026, compared with RMB19.1 million in the same period of 2025. Net income margin was 0.9% in the first half of 2026, compared with 3.4% in the same period of 2025.

Non-GAAP adjusted net income1 was RMB10.9 million (US$1.6 million) in the first half of 2026, compared with RMB29.3 million in the same period of 2025. Non-GAAP adjusted net income margin1 was 3.9% in the first half of 2026, compared with 5.3% in the same period of 2025.

Non-GAAP adjusted EBITDA2 was an income of RMB9.7 million (US$1.4 million), compared with RMB25.8 million in the same period of 2025.

As of June 30, 2026, the Company had cash and cash equivalents of RMB316.2 million (US$46.6 million) and working capital of approximately RMB189.7 million (US$28.0 million). Compared to those as of December 31, 2025, cash and cash equivalents and restricted cash and time deposits increased by RMB9.8 million.

Declaration of Special Cash Dividend

On August 31, 2026, the board of directors of the Company approved a special cash dividend of US$0.02495 per ordinary share, or US$0.499 per American depositary share (“ADS”), to holders of ordinary shares and ADSs of record as of the close of business on September 21, 2026, Beijing time and New York time, respectively, payable in U.S. dollars. The aggregate amount of the cash dividend to be paid will be up to US$10 million. Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on or around October 19, 2026 for holders of ordinary shares and holders of ADSs.

1 See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this document for more details about non-GAAP adjusted net income. Non-GAAP adjusted net income margin equals non-GAAP adjusted net income divided by total revenues.

2 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, fair value changes of crypto assets and gain from disposal and fair value change of equity investments. EBITDA represents net income before interest income and expenses, income tax benefits/(expenses) and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

About Jianpu Technology Inc.

Jianpu Technology Inc. operates a leading open financial technology platform, under the Rong360 brand, connecting users with an extensive spectrum of financial products and other products and services. By leveraging cutting-edge digital technology, the Company offers intelligent and comprehensive search and recommendation results in a seamless, efficient, and secure manner to meet the needs of its diverse audience. The Company also enables financial and non-financial partners to enhance their efficiency and competitiveness by offering digital intelligence as a service, including data- and analytical-based risk management, intelligent marketing, and other integrated solutions and services. As the Company expands into FinTech+ ecosystem and broadens its global footprint, it will continue to innovate and solidify its influence in the space of financial technology and digital transformation. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net income/(loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net income/(loss) help identify underlying trends in its business that could otherwise be distorted by the effect of the expenses and gains that the Company include in income/(loss) from operations and net income/(loss). The Company believes that adjusted EBITDA and adjusted net income/(loss) provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net income/(loss) should not be considered in isolation or construed as alternatives to net income/(loss) or any other measure of performance or as indicators of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income/(loss) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses, fair value changes of crypto assets and gain from disposal and fair value change of equity investments. EBITDA represents net income/(loss) before interest income and expenses, income tax benefits/(expenses) and depreciation and amortization.

Adjusted net income/(loss) represents net income/(loss) before share-based compensation expenses, fair value changes of crypto assets and gain from disposal and fair value change of equity investments.

For more information on this non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this document.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborates with; trends, competition and regulatory policies relating to the industries the Company operates in; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided herein and in the attachments is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jianpu Technology Inc.

(IR) Xiaolin Zhang, E-mail: IR@rong360.com

(PR) Sen Liu, E-mail: Media@rong360.com

Tel: +86 (10) 6242 7068

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of June 30,
	2025	2026
(In thousands)	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	214,274	316,241	46,608
Restricted cash and time deposits	92,130	—	—
Accounts receivable, net	93,504	41,879	6,172
Amount due from related parties	3,514	7,205	1,062
Prepayments and other current assets	53,973	43,515	6,413
Total current assets	457,395	408,840	60,255
Non-current assets:
Property and equipment, net	701	736	108
Intangible assets, net	1,295	1,072	158
Crypto assets	28,539	19,489	2,872
Long-term investments	85,599	81,094	11,952
Other non-current assets	451	300	44
Total non-current assets	116,585	102,691	15,134
Total assets	573,980	511,531	75,389

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	96,211	68,926	10,158
Advances from customers	52,786	46,269	6,819
Tax payable	10,501	9,430	1,390
Amount due to related parties	176	385	57
Accrued expenses and other current liabilities	120,143	94,120	13,872
Total current liabilities	279,817	219,130	32,296
Non-current liabilities:
Deferred tax liabilities	80	54	8
Other non-current liabilities	217	241	36
Total non-current liabilities	297	295	44
Total liabilities	280,114	219,425	32,340
Shareholders’ equity:
Ordinary shares	280	265	39
Treasury stock, at cost	(4,691)	(280)	(41)
Additional paid-in capital	1,531,425	1,527,359	225,105
Accumulated losses	(1,284,456)	(1,282,117)	(188,964)
Statutory reserves	2,027	2,027	299
Accumulated other comprehensive income	48,889	44,386	6,542
Total Jianpu’s shareholders’ equity	293,474	291,640	42,980
Noncontrolling interests	392	466	69
Total shareholders’ equity	293,866	292,106	43,049
Total liabilities and shareholders’ equity	573,980	511,531	75,389

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(In thousands	For the Six Months Ended June 30,
except for number of shares and per	2025	2026
share data)	RMB	RMB	US$
Revenues:
Recommendation services [a]	442,368	244,799	36,079
Digital intelligence as a service [b]	51,561	15,404	2,270
Marketing and other services	63,713	20,671	3,047
Total revenues	557,642	280,874	41,396
Costs and expenses:
Cost of promotion and acquisition [c]	(338,452)	(142,883)	(21,058)
Cost of operation [d]	(39,731)	(16,287)	(2,400)
Total cost of services	(378,183)	(159,170)	(23,458)
Sales and marketing expenses	(64,182)	(48,700)	(7,177)
Research and development expenses [e]	(36,401)	(33,747)	(4,974)
General and administrative expenses	(51,932)	(30,993)	(4,568)
Income from operations	26,944	8,264	1,219
Net interest income	4,207	1,567	231
Fair value changes of crypto assets	(12,943)	(8,230)	(1,213)
Others, net[2]	688	866	128
Income before income tax	18,896	2,467	365
Income tax benefits/(expense)	195	(101)	(15)
Net income	19,091	2,366	350
Less: net (loss)/income attributable to noncontrolling interests	(183)	29	4
Net income attributable to Jianpu’s shareholders	19,274	2,337	346

Other comprehensive income
Foreign currency translation adjustments	(2)	(4,456)	(651)
Total other comprehensive loss	(2)	(4,456)	(651)
Total comprehensive income/(loss)	19,089	(2,090)	(301)
Less: total comprehensive income attributable to noncontrolling interests	32	75	11
Total comprehensive income/(loss) attributable to Jianpu’s shareholders	19,057	(2,165)	(312)

Net income per share attributable to Jianpu’s shareholders
Basic	0.05	0.01	0.00
Diluted	0.05	0.01	0.00
Net income per ADS attributable to Jianpu’s shareholders
Basic	1.02	0.12	0.02
Diluted	0.97	0.11	0.02
Weighted average number of shares
Basic	376,647,049	400,531,119	400,531,119
Diluted	399,060,318	409,483,880	409,483,880

[a] Including revenues from related party of RMB10,435 and RMB961 for the six months ended June 30, 2025 and 2026, respectively.

[b] Including revenues from related party of RMB273 and RMB19 for the six months ended June 30, 2025 and 2026, respectively.

[c] Including cost of promotion and acquisition from related party of RMB7,692 and RMB1,849 for the six months ended June 30, 2025 and 2026, respectively.

[d] Including cost of operation from related party of RMB561 and RMB558 for the six months ended June 30, 2025 and 2026, respectively.

[e] Including expenses from related party of RMB594 and nil for the six months ended June 30, 2025 and 2026, respectively.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Six Months Ended June 30,
	2025	2026
(In thousands)	RMB	RMB	US$
Net income	19,091	2,366	350
Add: Share-based compensation expenses	762	323	48
Fair value changes of crypto assets	12,943	8,230	1,213
Gain from disposal and fair value change of equity investments	(3,493)	-	-
Non-GAAP adjusted net income[1]	29,303	10,919	1,611
Add: Depreciation and amortization	871	267	39
Net interest income	(4,207)	(1,567)	(231)
Income tax expenses/(benefits)	(195)	101	15
Non-GAAP adjusted EBITDA[2]	25,772	9,720	1,434

1 Non-GAAP adjusted net income represents net income before share-based compensation expenses, fair value changes of crypto assets and gain from disposal and fair value change of equity investments.

2 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, fair value changes of crypto assets, and gain from disposal and fair value change of equity investments. EBITDA represents net income before interest income and expenses, income tax benefits/(expenses) and depreciation and amortization.